SECURITIES & EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                FORM 11 - K


                               ANNUAL REPORT
                    PURSUANT TO SECTION 15 (d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



      (Mark One)

           [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                For the fiscal year ended December 31, 1996

                                     OR

           [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                             [NO FEE REQUIRED]


                For the transition period from.......to.......


                       Commission file number 1-1228




                Employee Investment Plan of Stone & Webster,
                Incorporated and Participating Subsidiaries
                          (Full title of the Plan)




                         Stone & Webster, Incorporated
                 245 Summer Street, Boston, Massachusetts 02210
                                 (617) 589-5111
             (Name of issuer of the securities held pursuant to the
            Plan and the address of its principal executive office)

                      REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits, With Fund Information, of the Plan as of December 31, 1996 and 1995, and the related Statement of Changes in Net Assets Available for Benefits, With Fund Information, and supplemental schedules for the year ended December 31, 1996, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                            SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                   INCORPORATED AND PARTICIPATING SUBSIDIARIES



                       By PETER F. DURNING
                          Peter F. Durning
                          Secretary of the Committee under the Plan


          Date:  June 27, 1997

Form 11K for the year ended                       Employee Investment Plan of
December 31, 1996                                 Stone & Webster, Incorporated
                                                  and Participating Subsidiaries

                            EMPLOYEE INVESTMENT PLAN
                         of STONE & WEBSTER,INCORPORATED
                         and PARTICIPATING SUBSIDIARIES

                          INDEX OF FINANCIAL STATEMENTS
                           and SUPPLEMENTAL SCHEDULES


                                                                       Pages

Report of Independent Accountants                                       4

Financial Statements:
  Statement of Net Assets Available for Benefits, With
    Fund Information, as of December 31, 1996                           5

  Statement of Net Assets Available for Benefits, With
    Fund Information, as of December 31, 1995                           6

  Statement of Changes in Net Assets Available for
   Benefits, With Fund Information, for the year
   ended December 31, 1996                                              7

  Notes to Financial Statements                                         8-13

Supplemental Schedules:
  Schedule of Assets Held for
    Investment Purposes at
    December 31, 1996 (Form 5500, Item 27a)                             14-16

  Schedule of Reportable Transactions for the year
    ended December 31, 1996 (Form 5500, Item 27d)                       17

  Schedule of Nonexempt Transactions for the year
    ended December 31, 1996 (Form 5500, Item 27e)                       18

Exhibits:
  Exhibit 1
    Consent Of Independent Accountants                                  19

                                    COOPERS & LYBRAND L.L.P.
                                    certified public accountants


                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    ________

To the Committee under the
Employee Investment Plan of Stone & Webster,
Incorporated and Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits as of December 31, 1996 and 1995 and the statement of changes in net assets available for benefits for the year ended December 31, 1996 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                /s/     COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
June 20, 1997

                                         EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                       AND PARTICIPATING SUBSIDIARIES

                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                              December 31, 1996
                                                   (All dollar amounts are in thousands.)

                                                                                                             Non
                                                                                                             Participated-
                                                       Participant-Directed                                  Directed
                                            --------------------------------------------------------------   ------------
                                            Stone &                Short      Value     Assured              Stone &
                                            Webster     Equity     Term       Equity    Interest   Loans     Webster
                                            Stock Fund  Fund       Fund       Fund      Fund       Account   Stock Fund   Total
                                            ----------  -------    ------     -------   --------   -------   ----------   --------

Assets:
Investments at Fair Value (Note 2):
  Stone & Webster, Incorporated Common
    Stock (1,597,420 shares, cost $43,253)  $17,973                                                          $32,346       $50,319
  Participation in The Chase Manhattan
    Bank, N.A. pooled trust funds for
    employee benefit plans:
    Temporary Investment Fund
      (cost $460)                               164                                                              296           460
    UBS Temporary Investment Fund
      (cost $95,904)                                    $82,454    $13,450                                                  95,904
    Domestic Liquidity Fund
      (cost $8,303)                                                                      $8,303                              8,303
  Putnam OTC Emerging Growth Fund
    (cost $80,546)                                                            $80,198                                       80,198
  Guaranteed Interest Contracts
    (cost $63,090) (Note 5)                                                              63,090                             63,090
  Loans Receivable (Note 6)                                                                        $4,920                    4,920
Cash                                                         11                    42         1                                 54
Contributions Receivables:
  Employees                                       7          49                    46        36                                138
  Employer                                                                                                         6             6
Dividends Receivable                                         44                    12                                           56
Interest Receivable                                                                         336                                336
Inter-Fund Receivable (Payable)                  67         306                   184      (632)       75                      ---
Other Receivables (Note 7)                      270       1,187                   730                             10         2,197
                                            -------     -------    -------    -------   -------    ------    -------      --------

    Net Assets Available for Benefits       $18,481     $84,051    $13,450    $81,212   $71,134    $4,995    $32,658      $305,981
                                            =======     =======    =======    =======   =======    ======    =======      ========

                                               See Accompanying Notes to Financial Statements

                                           EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                      AND PARTICIPATING SUBSIDIARIES

                                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                              December 31, 1995
                                                  (All dollar amounts are in thousands.)


                                                                                                           Non
                                                                                                           Participant-
                                                              Participant-Directed                         Directed
                                            -----------------------------------------------------------    ------------
                                            Stone &               Short     Value     Assured              Stone &
                                            Webster     Equity    Term      Equity    Interest  Loans      Webster
                                            Stock Fund  Fund      Fund      Fund      Fund      Account    Stock Fund    Total
                                            ----------  ------    ------    ------    --------  -------    ----------    ---------

Assets:
Investments at Fair Value (Note 2):
   Stone & Webster, Incorporated Common
     Stock (1,738,322 shares, cost $46,284) $22,801                                                        $39,561        $62,362
   Participation in The Chase Manhattan
     Bank, N.A. pooled trust funds for
     employee benefit plans:
     Medium Capitalization Equity Fund
       (cost $3,311)                                     $6,247                                                             6,247
     Small Capitalization Growth Fund
       (cost $1,997)                                      3,282                                                             3,282
     Short Intermediate Maturity Fund
       (cost $5,201)                                               $5,058                                                   5,058
     Temporary Investment Fund
       (cost $10,640)                           140       1,186     9,070                                      244         10,640
     Domestic Liquidity Fund
       (cost $13,625)                                                        $8,566    $5,059                              13,625
   Preferred Stock (cost $916)                                                  900                                           900
   Common Stock (cost $87,978)                           61,992              51,231                                       113,223
   Guaranteed Interest Contracts
     (cost $72,647) (Note 5)                                                           72,647                              72,647
   U.S. Treasury Bills (cost $146)                                              146                                           146
   Loans Receivable (Note 6)                                                                    $5,691                      5,691
Cash                                                                             15         1                                  16
Contributions Receivables:
   Employees                                      5          14         3        16        15                                  53
   Employer                                                                                                      7              7
Dividends Receivable                             95         107                   9                            166            377
Interest Receivable                                                    26                 394                                 420
Inter-Fund Receivable (Payable)                (198)      1,173       336      (321)     (920)     (70)                       ---
Due from Broker for Securities Sold                                              55     2,598                               2,653
                                            -------     -------   -------   -------   -------   ------     -------       --------
         Total Assets                       $22,843     $74,001   $14,493   $60,617   $79,794   $5,621     $39,978       $297,347
                                            =======     =======   =======   =======   =======   ======     =======       ========


Liabilities:
Due to Broker for Securities Purchased                                         $317                                          $317
Forfeiture Credits                                                                                            $273            273
                                                                            -------                        -------       --------
         Total Liabilities                                                      317                            273            590
                                                                            -------                        -------       --------


                                            -------     -------   -------   -------   -------   ------     -------       --------
         Net Assets Available for Benefits  $22,843     $74,001   $14,493   $60,300   $79,794   $5,621     $39,705       $296,757
                                            =======     =======   =======   =======   =======   ======     =======       ========


                                         See Accompanying Notes to Financial Statements


                                          EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                      AND PARTICIPATING SUBSIDIARIES

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                                   For the Year Ended December 31, 1996
                                                   (All dollar amounts are in thousands.)

                                                                                                      Non
                                                                                                      Participant
                                                 Participant-Directed                                 Directed
                                     --------------------------------------------------------------   ----------
                                     Stone &                Short     Value      Assured              Stone &
                                     Webster      Equity    Term      Equity     Interest   Loans     Webster
                                     Stock Fund   Fund      Fund      Fund       Fund       Account   Stock Fund   Total
                                     ----------   ------    ------    -------    --------   -------   ----------   -----

Additions:
Contributions:
  Employee (Notes 3 and 4)            $2,198       $4,893      $497    $6,278    $4,873                            $18,739
  Employer (Notes 3 and 4)                                                                             $2,374        2,374
                                     -------      -------   -------   -------   -------               -------      -------
  Total Contributions                  2,198        4,893       497     6,278     4,873                 2,374       21,113
                                     -------      -------   -------   -------   -------               -------      -------

Income from Investments:
  Net Appreciation in Fair
    Value of Investments              (2,665)      12,744       (16)   24,507                          (4,615)      29,955
  Dividends                              274          999                 141                             474        1,888
  Interest                                12          234       792       264     4,726       $399         21        6,448
                                     -------      -------   -------   -------   -------     ------    -------      -------
  Total Income From Investments       (2,379)      13,977       776    24,912     4,726        399     (4,120)      38,291
                                     -------      -------   -------   -------   -------     ------    -------      -------
       Total Additions                  (181)      18,870     1,273    31,190     9,599        399     (1,746)      59,404
                                     -------      -------   -------   -------   -------     ------    -------      -------

Deductions:
Distributions to Participants          3,101       13,296     2,504    10,450    14,019        609      5,301       49,280
Administrative Expenses                               180        21       564       135                                900
                                     -------      -------   -------   -------   -------     ------    -------      -------
       Total Deductions                3,101       13,476     2,525    11,014    14,154        609      5,301       50,180
                                     -------      -------   -------   -------   -------     ------    -------      -------
Inter-Fund Transfers                  (1,080)       4,656       209       736    (4,105)      (416)                    ---
Increase (Decrease) in Net
  Assets Available for Benefits       (4,362)      10,050    (1,043)   20,912    (8,660)      (626)    (7,047)       9,224

Net Assets Available for Benefits -
  December 31, 1995                   22,843       74,001    14,493    60,300    79,794      5,621     39,705      296,757
                                     -------      -------   -------   -------   -------     ------    -------      -------

Net Assets Available for Benefits -
  December 31, 1996                   18,481       84,051   $13,450   $81,212   $71,134     $4,995    $32,658     $305,981
                                     =======      =======   =======   =======   =======     ======    =======     ========

                                                See Accompanying Notes to Financial Statements

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED

                         AND PARTICIPATING SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
          (All dollar amounts, except share amounts, are in thousands.)



(1)     Plan Description:

The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Board of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time.

As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan"). In general, the Plan permits employees to make contributions on an after-tax basis and, by entering into salary reduction agreements with their employers, to have before-tax contributions made on their behalf. Under the Internal Revenue Code, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

As of January 1, 1997, the Plan was amended to terminate the Trust Agreement with The Chase Manhattan Bank, N.A. and the appointments of all investment managers and to retain Putnam Investments as the single provider of trusteeship, investment management, record-keeping and other related services for the Plan. As a result of this transfer, employees will retain their current option to invest in the Stone & Webster Stock Fund, and gain the option to invest in the Putnam Voyager Fund, the Putnam Stable Value Fund, the Putnam OTC Emerging Growth Fund, the Putnam Global Growth Fund, the Putnam Investors Fund, the Putnam S&P 500 Index Fund, and The George Putnam Fund of Boston. This Plan amendment allows new participants to rollover contributions from their previous employer's plans and allows all participants to increase their maximum before-tax contributions to the Plan to 15% of their eligible compensation (See
Note 12).

The Plan is a voluntary defined contribution plan covering eligible employees of the Participating Companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions, as described in Note 3, on the next 4% of employee investments vest upon completion of five years of service, or earlier upon death, disability or attainment of age 65. Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the valuation date coinciding with or next following their date of termination. Distributions may be deferred by a participant to a quarterly date which is not later than the end of the year in which the participant attains age 70. Terminating employees may elect to receive a lump-sum distribution or to receive distributions in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. Withdrawals may be made as of any quarterly valuation date on 30 days notice. (See Note 6 for loan provision).

There were approximately 3,000 employee participants at December 31, 1996 and approximately 2,700 employee participants at December 31, 1995.

The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the common stock of the Company, thereby strengthening their interest in its progress and
(3) to attract and retain capable personnel. During 1995 and 1996, the trustee under the Plan was The Chase Manhattan Bank, N.A., Chase MetroTech Center, Brooklyn, New York 11245 ("Chase"). Effective January 1, 1997, the trustee under the Plan became Putnam Fiduciary Trust Company ("Putnam"), Putnam Place, Quincy, Massachusetts 02269. The Plan is administered through the trustee and by a committee consisting of directors of the Company, a majority of whom are outside directors (the "Committee").

(2)     Summary of Significant Accounting Policies:

Method of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments Valuation

Investments, exclusive of the Temporary Investment Fund, the Union Bank of Switzerland (UBS) Temporary Investment Fund, the Domestic Liquidity Fund, and Guaranteed Interest Contracts, are stated at fair value and are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates fair value as reported by The Chase. Investments in pooled trust funds of The Chase and Putnam OTC Emerging Growth Fund are stated at fair value as reported by The Chase. Guaranteed interest contracts, which are fully benefit responsive, are valued at principal plus reinvested interest, at the contract rates, which approximates fair value, which is in accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Participant notes receivable are valued at cost which approximates fair value.

Expenses

Expenses of the Plan, other than investment management fees which are being paid from the Plan assets, are borne by the Participating Companies.

Security Transactions and Related Investment Income

Purchases and sales of securities are reflected on a trade-date basis except for the related party transactions described in Note 8. Gain or loss on sales of securities is determined on an average-cost basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan  presents  in the  statement  of changes in net  assets  available  for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Withdrawals and Distributions

Withdrawals and distributions are recorded when paid.

(3)     Contributions:

An employee who elects to participate in the Plan may have contributed an amount equal to up to 10% of compensation received from a Participating Company for qualified employment, including payments made under any established plan providing for incentive compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under Section 401(k) of the Internal Revenue Code or may contribute the same as an after-tax investment contribution under Section 401(a) of the Internal Revenue Code. Effective January 1, 1997, an employee may contribute an amount equal to up to 15% of compensation from a Participating Company for qualified employment on a before-tax basis. In addition to these amounts, each employee may contribute an additional 5% of compensation as an after-tax investment contribution but total before-tax and after-tax contributions may not exceed 15%. All employee contributions are made by payroll deductions. An employee may elect the amount of contributions as of the first day of any calendar quarter. An employee may change the amount of before-tax and after-tax investment contributions as of the first day of any calendar quarter. Before-tax and after-tax investment contributions may be suspended as of the first day of any month and may be resumed as of the first day of any subsequent calendar quarter. Notice of all such elections, changes, suspensions and resumptions shall be given by the employee by filing an appropriate form at least 30 days prior to the first day such election, change, suspension or resumption shall become effective. An employee may not make up suspended contributions. As of January 1, 1997, an employee may modify investment elections on a daily basis.

The aggregate before-tax investment contributions and the aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the Internal Revenue Code. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions.

Concurrently with the payment to the trustee of the contribution made by or on behalf of the employee, a Participating Company will voluntarily pay to the trustee for such employee's company accounts an amount equal to 25% of the first 5% of compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of any calendar year to the trustee for the Company accounts of each then active member.

Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Employer contributions reflect a reduction of $119 and $273 in 1996 and 1995, respectively, for forfeitures as described in Article IV of the Plan.

Plan earnings and losses are allocated to participant accounts relative to the participant's account balance in each respective fund.

(4)     Investment of Funds:

At December 31, 1996, there were a total of 4,053 participant accounts, which includes accounts of Plan members who have terminated employment and deferred their distribution to a later date. Participants direct the trustee to invest their after-tax investment contributions and before-tax investment contributions made on their behalf in any one or more of the following funds (the number of participant-directed accounts in each fund at December 31, 1996 is also shown):

(a)  in common  stock of the  Company or any  securities  convertible  into such
     common    stock   (the   "Stone   &   Webster    Stock   Fund")   -   4,037
     participant-directed accounts;

(b) in common or capital stocks of other corporations or in securities convertible into such stocks (the "Equity Fund") - 3,061 participant accounts;

(c) in fixed-income investments of a short-term nature including, but not limited to, governmental and corporate obligations, trust and participation certificates, certificates of deposit and other evidence of indebtedness (the "Short Term Fund") - 1,210 participant accounts;

(d) in common or capital stocks of selected corporations that are considered by the trustee to be financially sound but undervalued and currently out of favor (the "Value Equity Fund") - 2,904 participant accounts; or

(e) in guaranteed interest contracts with insurance companies (or other financial institutions) which generally provide for repayment of amounts deposited, plus accrued interest at predetermined interest rates over a given period of time and in U.S. government and agency securities (the "Assured Interest Fund") - 2,422 participant accounts.

Contributions invested in the Equity Fund, the Short Term Fund and the Value Equity Fund are invested solely at the discretion of the trustee, whose performance is subject to review by the Committee. The Committee is required to report to the Board thereon at least annually.

Investment accounts for matched contributions and for unmatched contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 10% of contributions.

Any member may as of the first day of any calendar quarter change the investment directive as to contributions by giving 30 days notice. Any member may transfer as of the first day of any calendar quarter all or part of the amount in member's accounts in any Fund to another Fund by giving 30 days notice, except that transfers into the Stone & Webster Stock Fund are not permitted and transfers between the Assured Interest Fund and the Short Term Fund are not permitted. Effective January 1, 1997, investment directives can be made on a daily basis.

All Participating Company matching contributions will be invested in the Stone & Webster Stock Fund and amounts in a member's company accounts may not be transferred out of this Fund. Purchases of common stock of the Company may be made by the trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the trustee by the Company. It is the understanding of the Company that acquisitions of stock by the trustee for the Stone & Webster Stock Fund have been made in the open market and from the other Company qualified plan, the Employee Stock Ownership Plan. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the trustee, to the date hereof. In the event that any common stock of the Company is obtained by the trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the common stock of the Company. The Stone & Webster Stock Fund is comprised of participant-directed and nonparticipant-directed amounts. Participant-directed amounts represent employee contributions. Nonparticipant-directed amounts represent employer contributions and cannot be transferred out of the Stone & Webster Stock Fund.

The following table presents Plan investments held at December 31, 1996 and 1995 that represent 5% or more of the net assets available for benefits:

                                       December 31,            December 31,
Investments at Fair Value                  1996                    1995

Stone & Webster, Incorporated
Common Stock                              $50,319                $62,362

The Chase Manhattan Bank, N.A.
UBS Temporary Investment Fund              95,904                    ---
(Shares held 95,904,392)

Putnam OTC Emerging Growth Fund
(Shares held 5,470,530)                    80,198                    ---

(5)     Guaranteed Interest Contracts:

The Assured Interest Fund is administered so that the interest rate earned on all contributions and transfers will be a blended rate, based on the weighted average of the different guaranteed interest contracts and government securities in the Fund. This blended rate will vary depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Assured Interest Fund was 6.32% and 6.24% at December 31, 1996 and 1995, respectively, and was 6.44% and 6.49% for the years ended December 31, 1996 and 1995, respectively. Guaranteed interest contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan is exposed to credit loss in the event of non-performance by the companies in which those investments are held. The Plan administrator does not anticipate non-performance by any of the insurance companies. The Plan places its guaranteed interest contracts with high-credit quality contracts issuers as measured by independent credit rating companies and, by policy, limits the amount of credit exposure to any one issuer.

(6)     Loans Receivable:

The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of loans is a minimum of one year, with a maximum of five years, or fifteen years if used to purchase a primary residence. During 1996 and 1995, the interest rate for loans was the greater of the prime rate at The Chase Manhattan Bank, N.A., plus 1% or the rate payable on 2-3 year Certificates of Deposit at The Chase Manhattan Bank, N.A., plus 2%. Effective January 1, 1997, the interest rate for loans was changed to the prime rate, as recorded on the first day of the month by the Wall Street
Journal, plus 1%. The loans are collateralized by the balance in the participant's account. Interest rates ranged from 9.25% to 9.75% during 1996.

(7)     Other Receivables:

The other receivables balance represents funds held by the record-keeper relating to participant requests for distributions which were canceled by the participants prior to December 31, 1996. These amounts were returned to the Plan subsequent to year end.

(8)     Related Party Transactions:

The following summarizes the purchases of Stone & Webster, Incorporated common stock from the Employee Stock Ownership Plan (ESOP) of Stone & Webster, Incorporated and Participating Subsidiaries during 1996 and 1995.

--------------------------------------------------------------------------------
    Date of      Number of  Price Used to Value                       Purchased
   Purchase       Shares    Purchase               Date      Amount   From
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   03/10/95        4,233    33 1/4  @            12/31/94     $ 141   ESOP
--------------------------------------------------------------------------------

Purchase date prices are based on agreements made prior to the end of a calendar quarter between the Plan and the ESOP, which generally establish the sale price as the closing market value on the last business day of the quarter preceding the sale.

The Stone & Webster  Stock  Fund  invests  in common  shares of Stone & Webster,
Incorporated,   the  ultimate  parent  of  Stone  &  Webster,  Incorporated  and
Participating Subsidiaries. As such, these transactions qualify as parties-in-interest. The Plan purchased common shares of Stone & Webster, Incorporated amounting to $3,231 and $5,213 during 1996 and 1995, respectively. The Plan sold common shares of Stone & Webster, Incorporated amounting to $7,995 and $9,914 during 1996 and 1995, respectively.

(9)     Tax Status:

The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the Code, meets the requirements of section 401(a) of the Code and therefore is exempt from Federal income taxes under section 501(a) of the Code.

The Plan obtained its latest determination letter on July 13, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)    Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                  1996
                                                                ---------

        Net Assets Available for Benefits as of
        December 31, 1996 as stated in the
        financial statements                                    $305,981

        Less:  Distribution payable                               (3,958)
                                                                --------

        Net Assets Available for Benefits per Form 5500         $302,023
     `                                                          ========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  1996
                                                                ---------

        Distributions  to participants as stated
        in the financial statements                             $ 49,280

        Add:   Amounts allocated to withdrawing
               participants at December 31, 1996                   3,958

        Less:  Amounts allocated to withdrawing
               participants at December 31, 1995                 (14,005)
                                                                --------

        Distributions to participants per the
        Form 5500                                               $ 39,233
                                                                ========

Amounts elected to be withdrawn by participants before the Plan's year end but which have not been distributed from the Plan by year end are required to be reported as a liability on form 5500 but are not accrued in the Statement of Net Assets Available for Benefits.

(11)    Termination and Extension of the Plan:

It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company. In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.

(12)    Subsequent Event:

On January 2, 1997, plan assets totaling $298,720 were transferred from Chase to Putnam. Of this amount, $50,779 was transferred to the Stone & Webster Stock
Fund, $82,509 was transferred to the Putnam Voyager Fund, $80,252 was transferred to the Putnam OTC Emerging Growth Fund; and $85,180 was transferred to the Putnam Stable Value Fund.

                                     EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                 AND PARTICIPATING SUBSIDIARIES

                          Form 5500 - Item 27a - Schedule of Assets Held for Investment Purposes at
                                                       December 31, 1996


                             DESCRIPTION
                                  % OF    RATE      COST                      MARKET                   ACCRUED         YIELD
AMOUNT/SHARES     ACCOUNT NUMBER  MARKET  MATURITY  PRICE    COST VALUE       PRICE    MARKET VALUE    INCOME       COST  MARKET

                  FIXED INCOME - NON-CONVERTIBLE
                   SPECIAL INVESTMENTS
                    MISCELLANEOUS
               STONE & WEBSTER INC OUTSTANDING LNS                            100.000

          1.00 *  P 48113        100.00                        4,920,284.60              4,920,284.60
          1       TOTAL    MISCELLANEOUS                       4,920,284.60              4,920,284.60
          1       TOTAL  SPECIAL INVESTMENTS                   4,920,284.60              4,920,284.60
                  INSURANCE CONTRACTS
             ALLSTATE LIFE GIC GA #5662                                       100.000
          1.00 *  P 94902        100.00                        6,747,360.48              6,747,360.48   42,375.91
             ALLSTATE LIFE INS CO GIC CONTRACT                                100.000
          1.00 *  P 94902        100.00                        1,092,508.56              1,092,508.56    5,788.88
             BUSINESS MENS ASSURANCE CO OF                                    100.000
          1.00 *  P 94902        100.00                        3,045,106.29              3,045,106.29   18,640.46
             CANADA LIFE ASSURANCE CO GIC CONTRACT                            100.000
          1.00 *  P 94902        100.00                        2,648,942.35              2,648,942.35   10,094.21
             JOHN HANCOCK LIFE INS CO GIC                                     100.000
          1.00 *  P 94902        100.00                        3,283,658.25              3,283,658.25   17,767.76
             JOHN HANCOCK MUT LIFE INS CO                                     100.000
          1.00 *  P 94902        100.00                        1,930,210.98              1,930,210.98    8,265.71
             JOHN HANCOCK MUTUAL LIFE INS CO                                  100.000
          1.00 *  P 94902        100.00                        2,812,822.15              2,812,822.15   14,565.60
             JOHN HANCOCK MUTUAL LIFE INS CO                                  100.000
          1.00 *  P 94902        100.00                        1,346,155.72              1,346,155.72    5,600.74
             LIFE OF VIRGINIA GIC CONTRACT                                    100.000
          1.00 *  P 94902        100.00                        3,088,922.04              3,088,922.04   13,277.75
             LIFE OF VIRGINIA GIC CONT # GS-2612                              100.000
          1.00 *  P 94902        100.00                        2,961,959.14              2,961,959.14   14,837.73
             LIFE OF VIRGINIA GIC CONTRACT GS-2754                            100.000
          1.00 *  P 94902        100.00                        2,581,090.68              2,581,090.68   10,529.02
             NEW YORK LIFE GIC CONTRACT GA 30157                              100.000
          1.00 *  P 94902        100.00                        4,056,320.88              4,056,320.88   26,623.78
             NORTHWESTERN NATL LIFE INS CO GIC                                100.000
          1.00 *  P 94902        100.00                        1,494,672.80              1,494,672.80   12,076.73
             PROTECTIVE LIFE INS CO GIC                                       100.000
          1.00 *  P 94902        100.00                        2,712,643.01              2,712,643.01   14,656.28
             PRINCIPAL MUTUAL LIFE INS CO GIC                                 100.000
          1.00 *  P 94902        100.00                        1,613,240.91              1,613,240.91    8,586.92
             PRINCIPAL MUT LIFE INS CO GIC 4-6732                             100.000
          1.00 *  P 94902        100.00                        2,889,465.02              2,889,465.02   16,974.43
             PROTECTIVE LIFE INS CO GA #1070                                  100.000
          1.00 *  P 94902        100.00                        2,062,177.13              2,062,177.13   12,295.24
             PRUDENTIAL INS CO AMER GA 5288-213                               100.000
          1.00 *  P 94902        100.00                        2,201,113.47              2,201,113.47    9,336.51
             PRUDENTIAL GIC CONTRACT GA 5288-214                              100.000
          1.00 *  P 94902        100.00                        5,975,991.05              5,975,991.05   30,224.82
              SUN AMERICA LIFE INS CO GIC                                     100.000
          1.00 *  P 94902        100.00                        5,458,508.06              5,458,508.06   25,319.22
             TRAVELERS LIFE INS CO GIC    7.090                               100.000
          1.00 *  P 94902        100.00             7388.98    3,087,388.98              3,087,388.98   18,014.03
  5,470,551.46    TOTAL  INSURANCE CONTRACTS                  63,090,257.95             63,090,257.95  335,851.73
  5,470,552.46    TOTAL FIXED INCOME - NON-CONVERTIBLE        68,010,542.55             68,010,542.55  335,851.73
  5,470,552.46    TOTAL FIXED INCOME                          68,010,542.55             68,010,542.55  335,851.73
                   EQUITIES
                    COMMON STOCK
                   CHEMICALS
                    SPECIALTY CHEMICALS
             WMX TECHNOLOGIES INC COM      .640                                32.500                                     1.9
                  P 90454                                                                                8,800.00
                  TOTAL SPECIALTY CHEMICALS                                                              8,800.00
                  TOTAL CHEMICALS                                                                        8,800.00
                   ELECTRICAL/ELECTRONICS
                    ELECTRONICS
             MOTOROLA INC COM              .480                                61.250                                     0.7
                  P 90454                                                                                  600.00
                  TOTAL ELECTRONICS                                                                        600.00
                  TOTAL ELECTRICAL/ELECTRONICS                                                             600.00
                   FINANCIAL SERVICES
                    OTHER FINANCE COMPANIES
             ALLEGIANCE CORP COM           .400                                27.625                                     1.4
                  P 90454                                                                                  400.00
                  TOTAL OTHER FINANCE COMPANIES                                                            400.00
                  TOTAL FINANCIAL SERVICES                                                                 400.00
                    FOOD/HOUSEHOLD PRODUCTS
                    BEVERAGES & TOBACCO

                             DESCRIPTION
                                  % OF    RATE      COST                      MARKET                   ACCRUED         YIELD
AMOUNT/SHARES     ACCOUNT NUMBER  MARKET  MATURITY  PRICE    COST VALUE       PRICE    MARKET VALUE    INCOME       COST  MARKET

             PEPSICO INC COM               .460                                29.250                                     1.5
                  P 90454                                                                                4,600.00
                  TOTAL BEVERAGES & TOBACCO                                                              4,600.00
                  TOTAL FOOD/HOUSEHOLD PRODUCTS                                                          4,600.00
                   FUELS
                    OILS SERVICE
             SCHLUMBERGER LTD COM         1.500                                99.875                                     1.5
                  P 90454                                                                                5,250.00
                  TOTAL OILS SERVICE                                                                     5,250.00
                  TOTAL FUELS                                                                            5,250.00
                   HEALTH/PERSONAL CARE
                     DRUGS
             MERCK & CO INC COM           1.600                                79.625                                     2.0
                  P 90454                                                                               10,000.00
                  TOTAL DRUGS                                                                           10,000.00
                    HOSPITAL SERVICE
             BAXTER INTL INC COM          1.130                                41.000                                     2.7
                  P 90454                                                                                5,650.00
                  TOTAL HOSPITAL SERVICE                                                                 5,650.00
                  TOTAL HEALTH/PERSONAL CARE                                                            15,650.00
                   MACHINERY
                    CONSTRUCTION & MATERIAL
             STONE & WEBSTER INC COM       .600                                31.500                                     1.9
  1,597,420.00    P 90453        100.00               27.08   43,252,989.61             50,318,730.00               2.2
  1,597,420       TOTAL CONSTRUCTION & MATERIAL               43,252,989.61             50,318,730.00               2.2   1.9
                    INDUSTRIAL
             COOPER INDS INC COM          1.320                                42.125                                     3.1
                  P 90454                                                                                8,250.00
                  TOTAL INDUSTRIAL                                                                       8,250.00
  1,597,420       TOTAL MACHINERY                             43,252,989.61             50,318,730.00    8,250.00   2.2   1.9
                   METALS
                    OTHER METALS
             OREGON METALLURGICAL CORP COM                                     32.250
                   P 94901                                                                              12,492.53
                   TOTAL OTHER METALS                                                                   12,492.53
                   TOTAL METALS                                                                         12,492.53
                    RETAIL MERCHANDISING
                     SPECIALTY STORES
             PIER 1 IMPORTS INC COM        .160                                17.625                                    0.9
                   P 94901
                   TOTAL SPECIALTY STORES
                   TOTAL RETAIL MERCHANDISING
             PUTNAM OTC EMERGE GROWTH FD STONE &                               14.660
  5,470,530.46 *   P 94901        100.00              14.72   80,545,595.74             80,197,976.54
  1,597,420        TOTAL COMMON STOCK                        123,798,585.35            130,516,706.54   56,042.53   2.2  1.9
  1,597,420        TOTAL EQUITIES                            123,798,585.35            130,516,706.54   56,042.53   2.2  1.9
  7,067,972.46     TOTAL PERMANENTLY INVESTED FUNDS          191,809,127.90            198,527,249.09  391,894.26   0.5  0.4
                 TEMPORARY INVESTMENTS
                 CHASE TEMPORARY INVESTMENT FUNDS
             CHASE BK DOMESTIC LIQUIDITY FD                                   100.000
  8,302,671.12 *   P 94902       100.00                1.00    8,302,671.12              8,302,671.12
  8,302,671.12     TOTAL CHASE TEMPORARY INVESTMENT FUNDS      8,302,671.12              8,302,671.12
                   MASTER NOTES
             CMB CASH INVESTMENT FD                                           100.000
    459,849.34 *   P 90453       100.00                1.00      459,849.34                459,849.34
             UBS TEMPORARY INVESTMENT FUND                                    100.000
 82,454,526.03 *   P 90454        85.97                1.00   82,454,526.03             82,454,526.03
 13,449,866.64 *   P 90455        14.02                1.00   13,449,866.64             13,449,866.64
 95,904,392.67     TOTAL                             100.00   95,904,392.67             95,904,392.67
 96,364,242.01     TOTAL MASTER NOTES                         96,364,242.01             96,364,242.01
104,666,913.13     TOTAL TEMPORARY INVESTMENTS               104,666,913.13            104,666,913.13
111,734,885.59     TOTAL INVESTMENTS CONTRACT POSITION       296,476,041.03            303,194,162.22  391,894.26
                     CASH                                         53,880.05                 53,880.05
                     CASH PLUS TRADE RECEIVABLE/(PAYABLES)        53,880.05                 53,880.05
             EX-DIVIDEND                                          56,042.53                 56,042.53
             ACCRUALS                                            335,851.73                335,851.73
                   TOTAL INCOME RECEIVABLE                       391,894.26                391,894.26
                   TOTAL ASSETS CONTRACT POSITION            296,921,815.34            303,639,936.53
             NET ASSETS CONTRACT POSITION                    296,921,815.34            303,639,936.53

                                      EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                                                    AND PARTICIPATING SUBSIDIARIES
                    Form 5500 - Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1996

                                   (All dollar amounts, except per share amounts, are in thousands.)


Identity of Party     Description of Asset   Purchase  Selling    Lease       Expense        Cost of      Current    Net Gain
Involved (Note 1)     (Including rate and      Price    Price     Rental   Incurred with      Asset      Value of       or
                        maturity in case                                   Transactions                    Asset      (Loss)
                           of a Loan)
-----------------     --------------------   --------  -------    ------   -------------     -------     --------    --------

The Chase Manhattan   201 Transactions -     $100.00        --        --           --         $65,894      $65,894          0
Bank, N.A.            Domestic Liquidity
                      Fund

The Chase Manhattan   140 Transactions -          --   $100.00        --           --         $71,217      $71,217          0
Bank, N.A.            Domestic Liquidity
                      Fund

The Chase Manhattan   13 Transactions -       $14.72        --        --           --         $85,258      $85,258          0
Bank, N.A.            Putnam OTC Emerging
                      Growth Fund

The Chase Manhattan   1 Transaction -             --    $14.72        --           --          $4,713       $4,713          0
Bank, N.A.            Putnam OTC Emerging
                      Growth Fund

The Chase Manhattan   50 Transactions - UBS  $100.00        --        --           --        $106,654     $106,654          0
Bank, N.A.            Temporary Investment
                      Fund

The Chase Manhattan   19 Transactions - UBS       --   $100.00        --           --         $10,749      $10,749          0
Bank, N.A.            Temporary Investment
                      Fund

The Chase Manhattan   2 Transactions - UBS   $720.37        --        --           --         $35,850      $35,850          0
Bank, N.A.            S&P 500 Index Fund

The Chase Manhattan   1 Transaction - UBS         --   $741.61        --           --         $35,850      $36,907     $1,057
Bank, N.A.            S&P 500 Index Fund


Notes:
1. All orders placed by The Chase Manhattan Bank, N.A., Trustee under the Employee Investment Plan of Stone & Webster,
   Incorporated and Participating Subsidiaries.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

            Form 5500 - Item 27e - Schedule of Nonexempt Transactions
                      for the year ended December 31, 1996

                     (All dollar amounts are in thousands.)


                                     Purchase            Sales          Expenses
Name               Affiliation       Price     Sales Price  Gain/Loss   Incurred
---------------    ----------------  --------  ----------------------   --------
Stone & Webster,   Ultimate Parent   $3,231    $7,995       $1,733      $   ---
Incorporated       of Stone &
Common Stock       Webster,
                   Incorporated and
                   Participating
                   Subsidiaries

                                    COOPERS & LYBRAND L.L.P.
                                    certified public accountants



                       CONSENT OF INDEPENDENT ACCOUNTANTS

                                    ________

We consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 333-19829) of our report dated June 20, 1997, on our audits of the statements of net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits and supplemental schedules for the year ended December 31, 1996, which report is included in this Annual Report on Form 11-K for the year ended December 31, 1996.



                                     /s/  COOPERS & LYBRAND L.L.P.



Boston, Massachusetts
June 27, 1997

                          STONE & WEBSTER, INCORPORATED
                                245 SUMMER STREET
                           BOSTON, MASSACHUSETTS 02210


                                  June 27, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                         Re:  Annual Report on Form 11-K

Ladies and Gentlemen:

     On behalf of Stone & Webster, Incorporated, a Delaware corporation, we are filing herewith an Annual Report on Form 11-K, for the year ended December 31, 1996, Commission File Number 1-1228, relating to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries.

     If the Staff has any questions regarding this Form 11-K, please feel free to contact the undersigned at (617) 589-7473.


                                      Very truly yours,


                                      JOHN P. MCGANN
                                      John P. McGann
                                      Associate General Counsel
                                      and
                                      Senior Assistant Secretary